Exhibit 99.1

Sims Metal Management Limited ABN 69 114 838 630

000001000 SGM MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

10 October 2012

Dear Shareholder

I have pleasure in inviting you to attend the 2012 Annual General Meeting of Sims Metal Management Limited to be held at ASX Exchange Square, ASX Building, 20 Bridge Street, Sydney NSW on Thursday, 15 November 2012 at 10:30am (Sydney time).

Enclosed is the Notice of Annual General Meeting which sets out the items of business to be considered.

If you are attending, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided so that it is received no later than 48 hours before the commencement of the meeting. Alternatively, you may vote online at www.investorvote.com.au.

Corporate shareholders will be required to complete a “Certificate of Appointment of Representative” to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company’s share registry.

A copy of the address to be given by each of the Chairman and the Group Chief Executive Officer at the meeting will be available for viewing and downloading from the Company’s website at www.simsmm.com, following the meeting. You may also request a copy from the Company.

I look forward to your attendance at the meeting.

Yours sincerely

Frank Moratti

Company Secretary

BUSINESS

ACCOUNTS AND REPORTS

To receive and consider the financial statements of the Company and its controlled entities for the year ended 30 June 2012 and the related Directors’ Report, Directors’ Declaration and Auditor’s Report.

RE-ELECTION OF DIRECTORS

MR GEOFF BRUNSDON

RESOLUTION 1

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Geoff Brunsdon, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and having offered himself for re-election and being eligible, be re-elected as an Independent Non-Executive Director of the Company.”

MR JIM THOMPSON

RESOLUTION 2

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Jim Thompson, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and having offered himself for re-election and being eligible, be re-elected as an Independent Non-Executive Director of the Company.”

MR PAUL SUKAGAWA

RESOLUTION 3

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Paul Sukagawa, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and having offered himself for re-election and being eligible, be re-elected as a Non-Independent Non-Executive Director of the Company.”

Messrs Paul Varello and Michael Feeney have informed the Company that they will each be retiring at the conclusion of the Annual General Meeting and will not be standing for re-election.

PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN BY MR DANIEL DIENST

RESOLUTION 4

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 and for all other purposes, for Mr Daniel Dienst, the Group Chief Executive Officer, to have issued to him 511,883 Performance Rights and 487,814 Options, and the issue of any Sims Metal Management Limited ordinary shares or American Depositary Shares upon the vesting or exercise of those Performance Rights and Options under the terms of the Sims Metal Management Limited Long Term Incentive Plan as described in the Explanatory Memorandum for the 2012 Annual General Meeting accompanying the Notice of Meeting convening this meeting.”

REMUNERATION REPORT

RESOLUTION 5

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That the Remuneration Report for the year ended 30 June 2012 (as set out in the Directors’ Report) is adopted.”

By order of the Board

Frank Moratti

Company Secretary

10 October 2012

INFORMATION FOR SHAREHOLDERS

VOTING EXCLUSION STATEMENT – RESOLUTION 4

In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on Resolution 4 by any Director of the Company (other than a director who is ineligible to participate in any employee incentive scheme of the Company), and by any person who may participate in the proposed issues or obtain a benefit (except a benefit solely in the capacity as a shareholder), and any associate of such a Director or other person. However, the Company need not disregard such a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

VOTING EXCLUSION STATEMENT – RESOLUTION 5

In accordance with the Corporations Act 2001, a vote must not be cast (in any capacity) on Resolution 5 by or on behalf of a member of the key management personnel for the Sims Metal Management Limited consolidated group (each a KMP), and their closely related parties, whether as a shareholder or as a proxy.

However, a vote may be cast on Resolution 5 by a KMP, or a closely related party of a KMP, if:

•	the vote is cast as a proxy:

•	appointed by writing that specifies how the proxy is to vote on Resolution 5; and

•	the vote is not cast on behalf of a KMP or a closely related party of a KMP.

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Sims Metal Management Limited consolidated group, directly or indirectly, including all Directors (Executive and Non-Executive).

A “closely related party” of a KMP means:

•	a spouse or child of the KMP; or

•	a child of the KMP’s spouse; or

•	a dependant of the KMP or of the KMP’s spouse; or

•	anyone else who is one of the KMP’s family and may be expected to influence the KMP, or be influenced by the KMP, in the KMP’s dealings with the Sims Metal Management Limited consolidated group; or

•	a company the KMP controls.

VOTING ENTITLEMENTS

For the purpose of the Corporations Act 2001, the Company has determined that all securities of the Company that are quoted securities at 7.00pm (Sydney time) on Tuesday, 13 November 2012 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.

PROXIES

A shareholder who is entitled to attend and cast a vote at the Meeting has the right to appoint a proxy to attend and vote on behalf of the shareholder. The proxy need not be a shareholder of the Company and may be an individual or a body corporate. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify a proportion or number, each proxy may exercise half of the shareholder’s votes.

The Proxy Form must be:

•	deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 4, 60 Carrington Street, Sydney NSW 2000 (or by mail to GPO Box 242, Melbourne Vic 3001);

•	deposited at the Company’s Registered Office, Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32-34 Lord Street, Botany NSW 2019;

•	sent to the Company by mail to PO Box 651, Botany NSW 1455; or

•	sent by facsimile to Computershare on 1800 783 447 or (03) 9473 2555 or to the Company on (02) 8113 1622.

ELECTRONIC VOTING

ONLINE

Go to www.investorvote.com.au. To vote online you will need to enter the Control Number shown on the front of the Proxy Form, followed by your Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

You will be taken to have signed the Proxy Form if you vote in accordance with the online instructions. Custodians, nominees, non-broker participants, portfolio administrators, portfolio aggregators and eligible financial advisers may lodge their proxy vote via Computershare’s Intermediary Online Vote and Confirmation website. Go to www.intermediaryonline.com.

To be effective, proxies must be lodged by 10.30am (Sydney time) on Tuesday, 13 November 2012. Proxies lodged or received after that time will be invalid.

CORPORATE REPRESENTATIVES

A body corporate which is a Shareholder, or which has been appointed as a proxy, is entitled to appoint any person to act as its representative at the Meeting. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act 2001. The representative should bring to the Meeting a properly executed letter or other document confirming their authority to act as the company’s representative.

SHAREHOLDER QUESTIONS

If you would like a question to be put to the Chairman of the Meeting or the Auditor and you are not able to attend the Meeting, please email your question to the Company Secretary at frank.moratti@simsmm.com.

To allow time to collate questions and prepare answers, questions are to be received by the Company Secretary by 10.30am (Sydney time) on Tuesday, 13 November 2012.

The Company’s shareholders (Shareholders) should read the Explanatory Memorandum accompanying, and forming part of, this Notice of Meeting (Notice) for more details on the resolutions to be voted on at the Meeting.

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EXPLANATORY MEMORANDUM FOR THE 2012 ANNUAL GENERAL MEETING (MEETING)

BUSINESS OF THE MEETING

ACCOUNTS AND REPORTS

The Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 30 June 2012 will be laid before the Meeting.

Together, the Financial Report, Directors’ Report and the Auditor’s Report constitute the Company’s 2012 Annual Report. Unless the Company’s Share Registry has been noticed otherwise, Shareholders will not be sent a hard copy of the Annual Report. All Shareholders can view the 2012 Annual Report on the Company’s website at www.simsmm.com.

Following the consideration of the Reports, the Chairman will give Shareholders a reasonable opportunity to ask questions about or comment on the management of the Company.

The Chairman will also give Shareholders a reasonable opportunity to ask the Auditor questions relevant to:

•	the conduct of the audit;

•	the preparation and content of the Auditor’s Report;

•	the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

•	the independence of the Auditor in relation to the conduct of the audit.

The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by Shareholders that are relevant to the content of the Auditor’s Report or the conduct of the audit. A list of written questions, if any, submitted by Shareholders will be made available at the start of the Meeting and any written answers tabled by the Auditor at the Meeting will be made available as soon as practicable after the Meeting.

RESOLUTION 1 – RE-ELECTION OF DIRECTOR

GEOFFREY N BRUNSDON B COMM (AGE 54)

CHAIRPERSON, INDEPENDENT NON-EXECUTIVE DIRECTOR

The ASX Listing Rules require that the Company hold an election of Directors at least once per year. The Company’s Constitution requires that at least one Director, excluding the Managing Director, must retire each year. The retiring Director is then eligible to offer themself for re-election by Shareholders.

Mr Brunsdon retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

Mr Brunsdon was appointed as a Director in November 2009, appointed Deputy Chairperson in September 2011 and appointed Chairperson of the Company on 1 March 2012. He is the Chairperson of the Finance & Investment Committee and is a member of the Risk, Audit & Compliance Committee and the Remuneration Committee. Until June 2009, Mr Brunsdon was Managing Director and Head of Investment Banking of Merrill Lynch International (Australia) Limited. He is Chairman of ING Private Equity Access Limited (since 2004), a director of APN Funds Management Limited (since November 2009), a director of Macquarie University Hospital, Chairman of MetLife Insurance Limited (since April 2011) and a member of the Takeovers Panel. He was a member of the listing committee of the Australian Securities Exchange between 1993 and 1997 and was a director of Sims Group Limited between 1999 and 2007. He is a Fellow of the Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australia and a Fellow of the Institute of Company Directors. Mr Brunsdon is also a director of several non-profit organisations, including Redkite (supporting families who have children with cancer), the Wentworth Group of Concerned Scientists and Purves Environmental Custodians.

Prior to submitting himself for re-election, Mr Brunsdon acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Directors’ recommendation

The Directors, with Mr Brunsdon abstaining, unanimously recommend you vote in favour of the re-election of Mr Brunsdon.

RESOLUTION 2 – RE-ELECTION OF DIRECTOR

JAMES T THOMPSON BS (AGE 62)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Thompson retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

Mr Thompson was appointed as a Director in November 2009. He is a member of the Finance & Investment Committee and the Remuneration Committee. Mr Thompson was, from 2004 until his retirement in 2007, Executive Vice President Commercial for The Mosaic Company, one of the world’s largest fertiliser companies, with sales of US$11 billion and some 8,000 employees, which is publicly traded on the New York Stock Exchange. Prior to that, he was engaged for 30 years in the steel industry from 1974 to 2004 in various roles at Cargill, Inc of Minnesota, United States, leading to the position of President of Cargill Steel Group from 1996 to 2004. During that period, Mr Thompson also served for a time as Co-Chairman of the North Star BlueScope Steel joint venture, and was a member of various industry boards, including AISI (American Iron and Steel Institute), SMA (Steel Manufacturers Institute) and MSCI (Metals Service Center Institute). He is currently a director of Hawkins, Inc. and serves on the Board of Visitors of the University of Wisconsin School of Education. Mr Thompson has a BS from the University of Wisconsin Madison.

Prior to submitting himself for re-election, Mr Thompson acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Directors’ recommendation

The Directors, with Mr Thompson abstaining, unanimously recommend you vote in favour of the re-election of Mr Thompson.

SIMS METAL MANAGEMENT LIMITED NOTICE OF 2012 ANNUAL GENERAL MEETING	3

EXPLANATORY MEMORANDUM FOR THE 2012 ANNUAL GENERAL MEETING (MEETING)

RESOLUTION 3 – RE-ELECTION OF DIRECTOR

MR M PAUL SUKAGAWA BA (AGE 61)

NON-INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Sukagawa retires by rotation and, being eligible, offers himself for re-election as a Non-Independent Non-Executive Director.

Mr Sukagawa was appointed as a Director in November 2009. He is Mitsui’s designated director. Mr Sukagawa is a member of the Finance & Investment Committee, the Nomination/Governance Committee and the Safety, Health, Environment & Community Committee. He joined Mitsui & Co., Ltd in 1973 and has held various positions within that company, including President & Managing Director of Mitsui Iron Ore Development (2004 to 2007), President & CEO of PT. Mitsui Indonesia (2007 to 2009) and, most recently, since April 2009, Senior Adviser of Mitsui Iron Ore Development.

Prior to submitting himself for re-election, Mr Sukagawa acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Directors’ recommendation

The Directors, with Mr Sukagawa abstaining, unanimously recommend you vote in favour of the re-election of Mr Sukagawa.

RESOLUTION 4

PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN (PLAN) BY MR DANIEL DIENST

Mr Dienst is the Group Chief Executive Officer (CEO) of the Company and an Executive Director.

The Board (with Mr Dienst absent and not voting) believes it is appropriate that Mr Dienst be entitled to be granted Performance Rights, subject to the performance hurdles described below, and Options (collectively Equity Rights), under the Plan.

The Board believes that the issue of Equity Rights, more fully described below, pursuant to the Plan which was introduced in 2007, is an important element of the Company’s remuneration strategy for the CEO, which involves fixed base compensation (Base Salary) and other benefits, a short-term incentive (STI) and a long-term incentive (LTI), as set out in the Company’s Annual Report. Mr Dienst’s total compensation currently comprises Base Salary of US$1,400,000 per annum, an annual STI opportunity of 130% of Base Salary (target) and 260% (maximum), and an annual LTI award equal to 300% of Base Salary. Mr Dienst is entitled to participate in the Plan.

Resolution 4 seeks approval for the grant to Mr Dienst of:

•

511,883 Performance Rights with a relative Total Shareholder Return (TSR) performance hurdle set against a peer group of companies and vesting conditions based on this hurdle and on continued service; and

•	487,814 Options with a market price exercise price, with vesting conditions based on continued service.

More details regarding the terms of these Equity Rights are set out below.

Reasons for the Equity Rights structure for the 2013 fiscal year grant

The Company is an organisation with almost 70% of its Revenue generated from North America, and a significant number of its executive team are based there. Further, the Company has significant shareholding bases in the United States (US) and Australia, with both ordinary shares traded on the ASX in Australia and American Depositary Shares (ADSs) traded on the New York Stock Exchange in the US.

Consequently, the Company must ensure that its executive remuneration approach increasingly reflects US compensation systems/practices, while being cognisant of Australian practices.

If approved by Shareholders, Mr Dienst will receive his LTI grant in two allotments:

1.	A grant of Performance Rights with a nil issue and exercise price, with vesting based on the TSR of the Company relative to the performance of an international peer group of companies in the Company’s sector. The list of these comparators is in Annexure 1. While performance hurdles for vesting are common in Australia, they are only used in a minority of US plans. This grant would constitute two-thirds of Mr Dienst’s LTI grant.

2.	A grant of Options, with an exercise price based on the market value of the Company’s shares (calculated on the average of the Company’s closing share price on the five trading days up to, but not including, the date of grant of the Options). Options will vest based on the continued service of Mr Dienst. While option grants without performance hurdles are uncommon in Australia, they are common practice in the US. Moreover, no gains will be available to Mr Dienst unless the share price of the Company increases above the exercise price for those Options. This grant would constitute one-third of Mr Dienst’s LTI grant.

The grants under the Plan for the 2013 fiscal year will provide:

•	a reward for strong performance relative to peers;

•	a reward for generating returns for Shareholders; with

•	vesting based both on performance and on service.

This LTI structure ensures that Mr Dienst focuses on shareholder value creation relative to companies within the Company’s industry, as well as the creation of absolute shareholder value. This structure is more rigorous than other structures typically seen in the Australian market where, in difficult economic conditions, 100% of the LTI opportunity can still vest even if relative TSR performance is strong but no shareholder value has been created.

Accordingly, the Company believes that the proposed grant under the Plan for Mr Dienst is an approach which will support both the business direction of the Company and Shareholder expectations.

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Terms of 2013 fiscal year Performance Rights

(a)	511,883 Performance Rights will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining Shareholder approval pursuant to Resolution 4. A Performance Right is the right to receive an ordinary share upon satisfaction of all vesting conditions for a nil issue price. Under the terms of the Plan, once the terms and conditions of the Performance Rights have been satisfied and Mr Dienst is entitled to ordinary shares, those shares will be provided by way of acquisition of existing shares on-market on behalf of the executive, or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	Subject to the Plan Rules, Performance Rights will not vest or be exercised, and cannot be sold or otherwise dealt with by Mr Dienst, until the relevant performance terms and conditions have been satisfied.

(c)	Performance period:

The performance period for the Performance Rights is the three-year period commencing 1 July 2012 (Start Date) and ending 30 June 2015 (the First Test Date). Re-testing applies to the Performance Rights for the four-year performance period ending 30 June 2016 (the Second Test Date) and again for the five-year performance period ending 30 June 2017 (the Third Test Date), to the extent that the Performance Rights have not all vested previously. Permitting re-testing effectively sets a new and more challenging hurdle as it requires a recovery from sub-median performance against the comparator group to an above-median performance.

Any Performance Rights which have not vested with effect as at 30 June 2017 will immediately lapse.

(d)	TSR Performance Hurdle:

TSR measures the growth over a particular period in the price of shares plus dividends notionally re-invested in shares.

In order for any of Mr Dienst’s Performance Rights to vest, the Company’s TSR for the relevant performance period must be at the 51st percentile or higher against the TSRs of an international peer group of 15 specified comparator companies in the Company’s sector. The list of these comparators is in Annexure 1.

Based on the Company’s relative TSR performance over the relevant performance period, Mr Dienst’s Performance Rights will vest in accordance with the following table:

TSR OF THE COMPANY RELATIVE TO TSR• OF COMPARATORS	PROPORTION OF PERFORMANCE RIGHTS VESTING
Less than the 51st percentile	0%
51st percentile	50%
Between 51st percentile and 75th percentile	Straight-line vesting between 50% and 100%
75th percentile or higher	100%

TSR is calculated in each case on the following basis:

•	dividends are re-invested on the ex-dividend date;

•	share prices are calculated as a volume weighted average sale price of shares on the ASX for the three months preceding the Start Date and the relevant Test Date;

•	local currencies are used for non-Australian comparator companies, so currency movements are ignored; and

•	tax and any franking credits (or similar) will be ignored.

(e)	Continued employment vesting condition:

In addition to the Company meeting the applicable TSR performance condition specified above, Mr Dienst must also continue to be an employee of the Company at the Rights Vesting Date for his Performance Rights to vest. The Rights Vesting Date will be the last business day in August following the relevant performance period. For example, in respect of the initial three-year performance period ending 30 June 2015, Mr Dienst will need to be an employee of the Company on 31 August 2015 (the Initial Rights Vesting Date).

Unvested Performance Rights lapse upon Mr Dienst ceasing to be an employee, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board) prior to the Initial Rights Vesting Date. In the event of a Qualifying Cessation prior to the Initial Rights Vesting Date, Mr Dienst’s unvested Performance Rights will not immediately lapse, but instead will be retained and tested for satisfaction of vesting conditions at the end of the initial three-year performance period. However, subject to the Board’s discretion to allow otherwise, there will be no re-testing at the Second Test Date or the Third Test Date, so any Performance Rights which have not vested at the Initial Rights Vesting Date will lapse. Where there is a Qualifying Cessation after the Initial Rights Vesting Date, any unvested Performance Rights lapse; ie there is no further re-testing of those Performance Rights.

Under Mr Dienst’s original agreement with Metal Management, Inc., dated 26 July 2007 and due to expire on 30 June 2013, if Mr Dienst is terminated involuntarily early other than for cause, then all unvested options, share grants, and any unvested long-term incentive plan compensation, vest. These original contractual provisions may be inconsistent with the terms of the Plan in such regard.

All Performance Rights will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.

(f)	Performance Rights will vest and be automatically exercised upon a change of control of the Company, and (subject to Board discretion) upon a takeover bid for the Company, or similar transaction, which is recommended by the Board.

SIMS METAL MANAGEMENT LIMITED NOTICE OF 2012 ANNUAL GENERAL MEETING	5

EXPLANATORY MEMORANDUM FOR THE 2012 ANNUAL GENERAL MEETING (MEETING)

Terms of 2013 fiscal year Options

(a)	487,814 Options will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining Shareholder approval. An Option is the right to receive an ordinary share in the Company upon vesting conditions being met and payment of the exercise price. Options are issued at a nil issue price. Under the terms of the Plan, ordinary shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	The exercise price of the Options will be the market value of the Company’s ordinary shares (calculated on the average of the Company’s closing share price on the five trading days up to, but not including, the date of grant, which will be the business day following Shareholder approval under Resolution 4, if given, at the Meeting).

(c)	The Options will vest, and become exercisable, in three equal tranches over approximately three years on the last business day in August in calendar years 2013, 2014 and 2015 respectively (Options Vesting Date).

VESTING SCHEDULE	OPTIONS	DATE
Tranche 1	162,605	30 August 2013
Tranche 2	162,605	29 August 2014
Tranche 3	162,604	31 August 2015

(d)	The Options expire seven years after the date of grant, unless exercised or lapsed before that time.

(e)	Continued employment vesting condition: Mr Dienst must continue to be an employee at the relevant Options Vesting Date for his Options to vest.

Unvested Options lapse upon Mr Dienst ceasing to be an employee, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board). In the event of a Qualifying Cessation, the Options will vest according to the original Vesting Schedule.

Under Mr Dienst’s original agreement with Metal Management, Inc., dated 26 July 2007 and due to expire on 30 June 2013, if Mr Dienst is terminated involuntarily early other than for cause, then all unvested options, share grants, and any unvested long-term incentive plan compensation, vest. These original contractual provisions may be inconsistent with the terms of the Plan in such regard.

All Options will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.

(f)	Options will vest and become exercisable upon a change of control, and (subject to Board discretion) upon a takeover bid or similar transaction which is recommended by the Board. However, the expiry date will also be accelerated so that the Options can only be exercised within 30 days of that event occurring, after which they will expire, unless otherwise determined by the Board.

Equity Rights generally

In relation to both Performance Rights and Options, the Plan Rules:

(a)	prohibit the executive from hedging unvested awards;

(b)	allow the Company to settle awards in cash upon vesting at the Board’s discretion;

(c)	state that if, prior to their exercise, the Company undergoes a reorganisation of capital (other than by way of a bonus issue or issue for cash), the terms of the Equity Rights will be changed to the extent necessary to comply with the ASX Listing Rules as they apply at the relevant time to a reorganisation of capital at the time of the reorganisation; and

(d)	state that the holder is not entitled to participate in a new issue of shares or other securities made by the Company to holders of its shares unless the Equity Rights are vested and exercised before the record date for the relevant issue.

ASX Listing Rules Requirements

Under ASX Listing Rule 10.14, the Company must not permit a director of the Company to acquire securities under the Plan without Shareholder approval. In addition, under ASX Listing Rule 7.1, the Company may not issue more than 15% of its issued capital on a rolling 12-month basis, unless an issue is approved by Shareholders and subject to other specific exceptions. If the issue of Equity Rights under Resolution 4 is approved for the purposes of Listing Rule 7.1, then those Equity Rights, and the issue of shares upon vesting and exercise of those Equity Rights, will not count towards the 15% allowance.

The following information is provided for the purposes of these ASX Listing Rules in connection with the approval sought in Resolution 4.

(a)	The Plan was introduced in 2007. Grants made to Directors under the Plan since the date of the last Shareholder approval, being 10 November 2011, were 332,916 Performance Rights and 283,695 Options to Mr Daniel Dienst at nil consideration.

(b)	All Directors are eligible under the terms of the Plan to participate in awards of Performance Rights and Options (subject to Shareholder approval), although there is no intention to make awards to Non-Executive Directors. The names of the current Directors are Mr Daniel Dienst, Mr Paul Varello, Mr Michael Feeney, Mr Christopher Renwick, Mr Paul Sukagawa, Mr Norman Bobins, Mr Gerald Morris, Mr Geoffrey Brunsdon, Mr Jim Thompson, Mr John DiLacqua and Mrs Heather Ridout.

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(c)	The Performance Rights and Options will be issued, assuming Shareholder approval is obtained, on the next business day following the Meeting, and in any event within three months after the date of the Meeting.

(d)	The maximum number of securities that may be acquired by Mr Dienst is 511,883 Performance Rights and 487,814 Options, with each Performance Right and each Option representing one Company ordinary share or ADS (as the case may be), and has been calculated by reference to the average of the Company’s closing share price on the five trading days up to and including 20 September 2012.

(e)	There is no loan proposed in relation to the proposed award of Performance Rights and Options to Mr Dienst.

A voting exclusion statement is set out under the resolution in this Notice.

Directors’ recommendation

The Directors (with Mr Dienst absent and not voting) unanimously recommend you vote in favour of Resolution 4 which will complete the Company’s remuneration strategy for Mr Dienst for the 2013 fiscal year.

STATEMENT WITH REGARD TO APPROVED GRANT OF SECURITIES

Details of any securities issued to Directors under the Plan will be published in each annual report of the Company relating to a period in which securities have been issued, together with a statement that approval for the issue of the securities was obtained under Listing Rule 10.14.

If additional Directors who were not named in this Notice become entitled to participate in the Plan after this Meeting, Shareholder approval under Listing Rules 7.1 and 10.14 will, if required, be obtained before they are able to participate in the Plan.

RESOLUTION 5 – REMUNERATION REPORT

The Remuneration Report is contained in the Directors’ Report of the Company’s 2012 Annual Report. The Report explains the Company’s executive remuneration practices and the link between the remuneration of employees and the Company’s performance and sets out remuneration details for each Director and for each named Executive. The Corporations Act 2001 requires listed companies to put the Remuneration Report for each financial year to a resolution of members at their Annual General Meeting. Under section 250R (3) of the Corporations Act 2001, the vote is advisory only and does not bind the Directors. However, if at least 25% of the votes cast on the resolution are voted against adoption of the Remuneration Report at this Meeting, and then again at the 2013 AGM, the Company will be required to put to Shareholders at the 2013 AGM a resolution proposing the calling of an extraordinary general meeting to consider the appointment of Directors of the Company (spill resolution).

If more than 50% of Shareholders vote in favour of the spill resolution, the Company must convene the extraordinary general meeting (spill meeting) within 90 days of the 2013 AGM. All of the Directors who were in office when the 2013 Directors’ Report was approved, other than the Managing Director, will cease to hold office immediately before the end of the spill meeting but may stand for re-election at the spill meeting. Following the spill meeting those persons whose election or re-election as Directors is approved will be the Directors of the Company.

The Chairman will give Shareholders a reasonable opportunity to ask questions about or make comments on the Remuneration Report.

A voting exclusion statement is set out under the resolution in this Notice.

Directors’ recommendation

The Directors unanimously recommend you vote in favour of adopting the Remuneration Report.

SIMS METAL MANAGEMENT LIMITED NOTICE OF 2012 ANNUAL GENERAL MEETING	7

ANNEXURE 1

COMPARATOR COMPANIES FOR TSR PERFORMANCE HURDLE

•	AK Steel

•	Alcoa

•	Allegheny Technologies

•	ArcelorMittal

•	Arrium (formerly OneSteel)

•	BlueScope Steel

•	Commercial Metals

•	Gerdau ON

•	Nucor

•	POSCO

•	Reliance Steel

•	Schnitzer Steel

•	Steel Dynamics

•	Tokyo Steel

•	U.S. Steel

MAP

8

Sims Metal Management Limited

ABN 69 114 838 630

T 000001 000 SGM

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

Lodge your vote:

Online: www.investorvote.com.au

By Mail:

Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia

Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only (custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

Cast your proxy vote

Access the annual report

Review and update your securityholding

Your secure access information is:

Control Number: 999999

SRN/HIN: I9999999999 PIN: 99999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 10:30am (Sydney time) on Tuesday 13 November 2012

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the “Information” tab, “Downloadable Forms”.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE, or turn over to complete the form

916CR_0_Sample_Proxy/000001/000002

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes.

I 9999999999 I ND

Proxy Form Please mark to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Sims Metal Management Limited hereby appoint the Chairman OR of the Meeting

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sims Metal Management Limited to be held at ASX Exchange Square, ASX Building, 20 Bridge Street, Sydney NSW on Thursday, 15 November 2012 at 10:30am (Sydney time) and at any adjournment of that meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Items 4 and 5 (except where I/we have indicated a different voting intention below) even though Items 4 and 5 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: For Item 4, this express authority is also subject to you marking the box in the section below.

If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Items 4 and 5 by marking the appropriate box in step 2 below.

Important for Item 4: If the Chairman of the Meeting is your proxy, or has been appointed by default, and you have not directed the Chairman how to vote on Item 4 below, please mark the box in this section. If you do not mark this box and you have not otherwise directed your proxy how to vote on Item 4, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4 of business.

I/We acknowledge that the Chairman of the Meeting may exercise my/our proxy even if the Chairman has an interest in the outcome of Item 4 and that votes cast by the Chairman, other than as proxy holder, would be disregarded because of that interest.

STEP 2 Items of Business

PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS

1 To re-elect Mr Geoff Brunsdon as an Independent Non-Executive Director of the Company.

2 To re-elect Mr Jim Thompson as an Independent Non-Executive Director of the Company.

3 To re-elect Mr Paul Sukagawa as a Non-Independent Non-Executive Director of the Company.

4 To approve the participation in the Sims Metal Management Long Term Incentive Plan by Mr Daniel Dienst.

5 To adopt the Remuneration Report for the year ended 30 June 2012.

The Chairman of the Meeting intends to vote all available proxies in favour of each item of business.

SIGN Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1 Securityholder 2 Securityholder 3

Sole Director and Sole Company Secretary Director Director/Company Secretary

Contact Name

Contact Daytime Telephone

Date

S G M 1 3 7 8 1 8 A